

Mail Stop 3720

May 20, 2009

Mr. Edward J. Fitzpatrick
Acting Chief Financial Officer
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196

> **Re: Motorola, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 1-07221**

Dear Mr. Fitzpatrick:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity and Capital Resources, page 52

Financing Activities, page 56

Credit Ratings, page 57

1.   You state that your credit rating was downgraded by various rating agencies and that you have a non-investment grade rating from one agency. You discuss a number of risks associated with having split rated credit as a risk factor at page 21. Discuss these risks in the context of your liquidity within MD&A and the specific impact of these downgrades on your results of operations and financial position.

Significant Accounting Policies, page 67

Valuation and Recoverability of Goodwill and Long-lived Assets, page 72

2.   We note that you recorded a goodwill impairment charge for the Enterprise Mobility reporting unit but no valuation allowance for the deferred tax assets associated with the Broadband Mobility Solutions business. Similarly, you state that goodwill of the Mobile Devices and Enterprise Mobility reporting units were impaired while the fixed assets associated with these businesses were not impaired. Please tell us how your estimates and assumptions regarding future operating results for these businesses differed between each recoverability analysis. Explain for us the reason for any differences and provide more disclosure in future filings in order to reconcile the fact that certain deferred tax assets and fixed assets were recoverable while the goodwill was considered impaired.

3.   In light of your significant goodwill impairment charge for the Enterprise Mobility reporting unit, you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Note 1. Summary of Significant Accounting Policies, page 87

Sigma Fund, page 88

4.	We note your disclosure here and at page 94 that, beginning in the fourth quarter of 2008, you record all changes in the fair value of Sigma Fund investments, including temporary unrealized gains and losses, in the income statement. Prior to the fourth quarter, you recognized temporary unrealized losses as a component of Non-owner changes to equity in the statement of stockholders' equity. Explain for us in more detail the reason for and timing of your change in accounting policy in the fourth quarter of 2008. Clarify how you determined that the stand-alone accounting policies of the Sigma Fund should be retained in the consolidated financial statements.

Note 7. Retirement Benefits, page 106

Pension Benefit Plans, page 106

5.	Tell us your basis for recognizing the curtailment gain in your income statement for the year ended December 31, 2008. Clarify how you applied the guidance in paragraphs 12 – 14 of SFAS 88. In this regard, it appears that you have an unrecognized net loss associated with this plan.

*   *   *   *

	Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director